

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 31, 2012

<u>Via Facsimile</u>
Mr. James C. Katzaroff
Chief Executive Officer
Advanced Medical Isotope Corporation
6208 West Okanogan Avenue
Kennewick, WA 99336

> **Re: Advanced Medical Isotope Corporation**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed October 16, 2012**
> **File No. 333-183705**

Dear Mr. Katzaroff:

We reviewed the filing and have the comments below.

<u>General</u>

1. The response to prior comment 2 does not appear to address the shares underlying the warrants that were issued with the notes to the investors in the private placements. Please tell us why you believe that you can rely on Rule 414(a)(1)(i) for the shares underlying the warrants that were issued with the notes to the investors in the private placements.

2. The response to prior comment 2 states that "A portion of the notes have already been outstanding for three months…" Please confirm that you issued all of the notes overlying the common stock being registered for resale before you filed the registration statement on September 4, 2012.

3. The response to prior comment 13 indicates that the conversion price of $0.10 per share set for the notes is less than one half of the market price per share of your common stock on July 13, 2012 and August 2, 2012, the dates of the private placement. Notwithstanding the fact that the conversion price is set as you note in response to prior comment 2, we believe that you should reduce significantly the shares of common stock being registered for resale by investors in the private placements due to the magnitude of the discount on the conversion price of the notes from the market price per share of the common stock on the dates of the private placements. Also, the fact that you will not receive proceeds from the resale of the shares of common stock is not supportive of whether an offering is a secondary rather than an indirect primary offering.

<u>Offering Summary, page 5</u>

4. We note the revisions that you have made to your disclosure in response to prior comment 13. Given the disparity between the market price of the common stock on the dates of the private placements of notes and warrants, please also include tabular disclosure depicting the total possible profit the selling shareholders could realize as a result of the conversion discount for the common stock underlying the convertible notes and the discount to the market for the shares underlying the warrants. This information should be presented in a table with the following information disclosed separately:

    - the market prices per share of the common stock underlying the convertible notes and warrants on the dates of the private placements;

    - the conversion price per share for the common stock underlying the convertible notes and warrants as set forth in the notes and warrants;

    - the total possible shares underlying the convertible notes and warrants (assuming no interest payments and complete conversion throughout the term of the note);

    - the combined market price of the total number of shares underlying the convertible notes and warrants, calculated by using the market price per share on the dates of the sale of the convertible notes and warrants and the total possible shares underlying the convertible notes and warrants;

    - the combined conversion price of the total number of shares underlying the convertible notes and warrants; and

    - the total possible discount to the market price as of the dates of the sale of the convertible notes and warrants, calculated by subtracting the total conversion price on the dates of the sale of the convertible notes and warrants from the combined market price of the total number of shares underlying the convertible notes and warrants on that date.

<u>Exhibit 10.14</u>

5. The consulting agreement with Lavos, LLC listed as exhibit 10.14 was filed twice and tagged as exhibits 10.14 and 10.15. Please revise.

<u>Exhibit 10.15</u>

6. The consulting agreement with Lidingo Holdings, LLC listed as exhibit 10.15 was not filed. Please revise.

Exhibit 10.16

7. The consulting agreement with Tungsten 74, LLC listed as exhibit 10.16 was mistagged as exhibit 10.15. Please revise.

Closing

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

       Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via E-Mail</u>
Peter DiChiara, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY 10006